Exhibit 12.1
Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

						Nine months
						ended
	Years ended December 31,					September 30,
	2001	2002	2003	2004	2005	2006
Earnings:
Income (loss) from continuing operations before income (loss) from equity investee	$(75,178)	$(124,350)	$(107,395)	$41,565	$(95,456)	$(72,179)
Fixed charges	3,888	13,685	14,108	14,060	13,687	10,232
Amortization of capitalized interest	—	—	33	78	78	58
Interest capitalized	—	(222)	(276)	—	—	—

Adjusted earnings	$(71,290)	$(110,887)	$(93,530)	$55,703	$(81,691)	$(61,889)

Fixed charges:
Interest expense	$2,657	$11,859	$11,932	$12,175	$12,046	$9,033
Interest capitalized	—	222	276	—	—	—
Assumed interest component of rental charges	1,231	1,604	1,900	1,885	1,641	1,199

Total fixed charges	$3,888	$13,685	$14,108	$14,060	$13,687	$10,232

Ratio of earnings to fixed charges	(A )	(A )	(A )	3.96	(A )	(A )

(A)	Due to the registrant’s losses for the years ended December 31, 2001, 2002, 2003, and 2005, and for the nine months ended September 30, 2006, the ratio coverage was less than 1:1. To achieve a coverage ration of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

					Nine months
					ended
	Years ended December 31,				September 30,
	2001	2002	2003	2005	2006
Coverage deficiency	$75,178	$124,572	$107,638	$95,378	$72,121